Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Second Quarter of 2013 and Declares a Dividend

Monaco—(Marketwired – July 29, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three and six months ended June 30, 2013.

Results for the three months ended June 30, 2013 and 2012

For the three months ended June 30, 2013, the Company had an adjusted net income of $3.6 million (see Non-GAAP Measure section below), or $0.03 basic and diluted earnings per share, excluding a $0.3 million, or $0.00 per share of unrealized gain on derivative financial instruments. Including the unrealized gain on derivative financial instruments, the Company had net income of $4.0 million, or $0.03 basic and diluted earnings per share.

For the three months ended June 30, 2012, the Company had a net loss of $4.0 million, or $0.10 basic and diluted loss per share.

Results for the six months ended June 30, 2013 and 2012

For the six months ended June 30, 2013, the Company had an adjusted net income of $10.2 million (see Non-GAAP Measure section below), or $0.09 basic and diluted earnings per share, excluding a $0.4 million, or $0.00 per share unrealized gain on derivative financial instruments. Including the unrealized gain on derivative financial instruments, the Company had net income of $10.6 million or $0.09 basic and diluted earnings per share.

For the six months ended June 30, 2012, the Company had an adjusted net loss of $4.6 million, or $0.12 basic and diluted loss per share, excluding a $4.5 million, or $0.11 basic and diluted loss per share relating to the loss from sales of STI Conqueror, STI Matador, and STI Gladiator.  Including the loss from the sales of vessels, the Company had a net loss of $9.1 million or $0.23 basic and diluted loss per share.

Declaration of Dividend

On July 29, 2013, the Scorpio Tankers’ board of directors declared a quarterly cash dividend of $0.035 per share, payable on September 25, 2013 to all shareholders as of September 10, 2013 (the record date).  There are currently 164,656,424 shares outstanding.

Emanuele Lauro, chief executive officer and chairman of the board, commented, “Our year-over-year performance continues to improve both as a result of stronger market fundamentals and a stronger Company.  The seasonal weakness which we typically experience in the second and third quarter has been particularly short-lived in the Atlantic basin this year.  Burgeoning exports of refined products from the United States has contributed to a significant counter-seasonal swing in MR vessel freight rates since the end of June, reaching levels in excess of $20,000 per day.

“We are confident in the outlook for freight markets in the Eastern hemisphere and as well for the LPG trade as major global infrastructure develops.  Finally, our conviction in sustained profitability for the Company has led our Board of Directors to authorize an increase in our quarterly dividend by 40%.”

Summary of Recent and Second Quarter Significant Events:

•	Executed the previously announced $525.0 million 2013 Credit Facility in July 2013 (see additional information below).

•
Reached agreements with Hyundai Samho Heavy Industries ("HSHI") and Daewoo Shipbuilding and Marine Engineering Co., Ltd. ("DSME") in July 2013 for the construction of a minimum of five and up to 10 Very Large Gas Carriers ("VLGCs") for approximately $75.0 million each, with deliveries scheduled in 2015.

•	Declared and paid a quarterly cash dividend on the Company's common stock of $0.025 per share in June 2013.

•
Took delivery of the eighth, ninth and tenth MR tankers under the Company’s Newbuilding Program, STI Beryl, STI Le Rocher and STI Larvotto in April, June and July 2013, respectively. After delivery, each vessel began a time charter for up to 120 days at approximately $19,000 per day.

•	Closed on a registered direct placement of common shares in May 2013, raising aggregate net proceeds of $289.1 million.

•
Reached agreements in May 2013 with two shipyards to construct four 114,000 dwt LR2 product tankers for approximately $50.5 million each, two at HSHI and two at DSME.  These vessels are scheduled to be delivered in the first and second quarters of 2015.

•
Reached an agreement in May 2013 with SPP Shipbuilding Co., Ltd. of South Korea ("SPP") to construct four 52,000 dwt MR product tankers for approximately $32.5 million each. These vessels are scheduled to be delivered in the first and second quarters of 2015.

•
Reached agreements in May 2013 with Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD") for the construction of six Handymax ice class-1A tankers for approximately $31.6 million each with expected deliveries in the third quarter of 2014.

•
Reached an agreement in April 2013 with an unaffiliated third party for the purchase of four MR tankers currently under construction at HMD for approximately $36.5 million each.  The first two vessels under this agreement, STI Le Rocher and STI Larvotto were delivered in June and July 2013, respectively and the third and fourth vessels are expected to be delivered in August and September 2013.

VLGC Newbuilding Agreements

In July 2013, the Company reached agreements with HSHI and DSME for the construction of a minimum of five and up to 10 VLGCs for approximately $75.0 million each. The vessels are 84,000 cubic meter tankers designed for the carriage of liquefied petroleum gas (“LPG”). Of the first five vessels, two are scheduled to be delivered in the second quarter of 2015, one in the third quarter of 2015, and two in the fourth quarter of 2015. These agreements replace the previously announced agreement to construct four LR2 vessels at Samsung Heavy Industries.

2013 Credit Facility

In July 2013, we executed final documentation for the previously announced $525.0 million 2013 Credit Facility. The 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility and a $265.0 million revolving credit facility. Drawdowns under the 2013 Credit Facility will be secured by certain vessels for which we have entered into newbuilding contracts (“Collateral”).

A single drawdown of the term loan may occur in connection with the delivery of each newbuilding vessel that provides security for this credit facility in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) its fair market value. The drawdowns under the revolving loan may occur in connection with the delivery of certain newbuilding vessels and is also capped at the lesser of 60% of the loan amount or fair market value, with such amount, once drawn, available on a revolving basis.  In general, drawdowns under the term loan are available until January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and each will bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is payable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility.

The 2013 Credit Facility includes financial covenants that are similar to the covenants in the other credit facilities.

Time chartered-in update

In July 2013, the Company agreed to time charter-in and took delivery of a 2008 built, 73,666 dwt, LR1 product tanker for one year for approximately $14,000 per day.  This agreement contains an option for the Company to extend the charter for an additional year at $15,000 per day.

In July 2013, the Company entered into new agreements on two vessels that are currently time chartered-in. The agreements are for two Handymax product tankers for one year at $12,800 per day (2005 built, 40,471 dwt and 2006 built, 40,426 dwt).  These agreements commenced in July 2013 upon expiration of the prior agreements. These agreements also contain options for the Company to extend the charters for an additional year at $13,550 per day.

Conference Call

The Company will have a conference call on July 29, 2013 at 2:30 PM Eastern Daylight Time and 8:30 PM Central European Time

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-211-4495 (U.S.) or 1(913) 312-0949 (International). The conference participant passcode is 2139106. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=95304

Current Liquidity

As of July 26, 2013, the Company had $431.9 million in cash and $78.5 million available to draw down from its 2010 Revolving Credit Facility.

Debt

As of July 29, 2013, the Company’s outstanding debt balance is as follows:

2010 Revolving Credit Facility	$-	million
2011 Credit Facility	66.3	million
STI Spirit Credit Facility	23.4	million
Newbuilding Credit Facility	86.8	million
2013 Credit Facility	-	million
Total	$176.5	million

2010 Revolving Credit Facility

In June 2013, the Company repaid $17.2 million into its 2010 Revolving Credit Facility.  There is currently $78.5 million available to draw down under this facility.

STI Spirit Credit Facility

The credit facility with DVB Bank SE requires that the charter-free market value of STI Spirit shall be no less than 140% of the then outstanding loan balance.  The Company posted additional cash collateral of $2.8 million into an escrow account in June 2013 to maintain compliance with this covenant.  The amount held in escrow will be re-evaluated at the next measurement date, December 31, 2013.

2011 Credit Facility

In April 2013, the Company drew down $17.7 million from the 2011 Credit Facility to partially finance the delivery of the Company’s eighth newbuilding vessel, STI Beryl.

Newbuilding Program

During the second quarter of 2013, the Company made $162.3 million of installment payments on its newbuilding vessels.  The Company currently has 53 newbuilding vessel orders with HMD, SPP, HSHI and DSME (24 MRs, 12 Handymaxes, 12 LR2s and five VLGCs).  The estimated future payment dates and amounts are as follows*:

Q3 2013	$256.2	million**
Q4 2013	157.3	million
Q1 2014	182.5	million
Q2 2014	288.2	million
Q3 2014	403.6	million
Q4 2014	269.6	million
Q1 2015	127.3	million
Q2 2015	207.3	million
Q3 2015	67.5	million
Q4 2015	15.0	million
Total	$1,974.5	million

*These are estimates only and are subject to change as construction progresses.

**$63.2 million has been paid prior to the date of this press release, including the final installment payment of $18.4 million relating to the delivery of STI Larvotto.

Explanation of Variances on the Second Quarter of 2013 Financial Results Compared to the Second Quarter of 2012

For the three months ended June 30, 2013, the Company recorded net income of $4.0 million compared to a net loss of $4.0 million in the three months ended June 30, 2012.  The following were the significant changes between the two periods:

●
Time charter equivalent, or TCE revenues, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended June 30, 2013 and 2012:

	For the three months ended June 30,
In thousands of U.S. dollars	2013	2012
Vessel revenue	$51,533	$27,487
Voyage expenses	(1,333)	(7,797)
TCE revenue	$50,200	$19,690

●
TCE revenue increased by $30.5 million to $50.2 million as a result of an increase in the average number of operating vessels (owned and time chartered-in) to 35.9 from 17.8 for the three month periods ended June 30, 2013 and 2012, respectively.  Additionally, the Company experienced an increase in time charter equivalent revenue per day to $15,444 per day from $12,258 per day for the three months ended June 30, 2013 and 2012, respectively (see the breakdown of daily TCE averages below).

●
Vessel operating costs increased $1.5 million to $8.5 million from $7.0 million.  This increase was driven by an increase in the Company’s owned fleet to an average of 14.69 vessels from 9.55 vessels for the three months ended June 30, 2013 and 2012, respectively.  This increase was offset by a decrease in operating costs per day to $6,262 per day from $7,942 per day for the three months ended June 30, 2013 and 2012, respectively.  The improvement in operating costs per day was primarily driven by the mix of vessels in the Company’s fleet.

●
The Company’s fleet for the three months ended June 30, 2013 included the first eight vessels under the Company’s Newbuilding program for all or part of the period.  Daily operating costs for these vessels were $5,945 per day.  The Company’s fleet for three months ended June 30, 2012 did not include such vessels and included STI Matador, STI Gladiator, STI Diamond and STI Coral, which were sold during 2012.  Daily operating costs for these vessels were $8,241 per day.

●
Charterhire expense increased $17.2 million to $27.0 million as a result of an increase in the average number of time chartered-in vessels to 21.19 from 8.25 for the three months ended June 30, 2013 and 2012, respectively.  See the Company’s Fleet List below for the terms of these agreements.

●
Depreciation expense increased $2.3 million to $5.5 million primarily as a result of (i) an increase in the average number of owned vessels to 14.69 from 9.55 for the three months ended June 30, 2013 and 2012, and (ii) a change in the mix vessels in the Company’s fleet.  Both were driven by the deliveries of the first eight vessels under the Company’s Newbuilding program offset by the sales of STI Matador, STI Gladiator, STI Diamond and STI Coral in 2012.

●
General and administrative expenses increased $2.6 million to $5.3 million.  This increase was driven by (i) a $1.5 million increase in restricted stock amortization (non-cash) as a result of restricted stock issued during the second quarter under the Company's Equity Incentive Plan and (ii) an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet and Newbuilding program.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	2013	2012	2013	2012
Revenue
Vessel revenue	51,533	27,487	96,457	56,611

Operating expenses:
Vessel operating costs	(8,527)	(6,966)	(16,498)	(15,784)
Voyage expenses	(1,333)	(7,797)	(2,533)	(13,647)
Charterhire	(26,972)	(9,766)	(47,469)	(16,891)
Depreciation	(5,521)	(3,178)	(10,288)	(6,824)
Loss from sale of vessels	-	(31)	-	(4,525)
General and administrative expenses	(5,290)	(2,737)	(8,049)	(5,592)
Total operating expenses	(47,643)	(30,475)	(84,837)	(63,263)
Operating income / (loss)	3,890	(2,988)	11,620	(6,652)
Other (expense) and income, net
Financial expenses	(476)	(1,049)	(1,875)	(2,475)
Realized (loss) / gain on derivative financial instruments	(46)	-	23	-
Unrealized gain on derivative financial instruments	323	-	365	-
Financial income	369	1	550	2
Other expenses, net	(92)	(8)	(107)	(20)
Total other expense, net	78	(1,056)	(1,044)	(2,493)
Net income / (loss)	$3,968	$(4,044)	$10,576	$(9,145)

Earnings / (loss) per share

Basic and diluted	$0.03	$(0.10)	$0.09	$(0.23)

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$520,849	$87,165
Accounts receivable	62,847	36,438
Prepaid expenses and other current assets	4,076	956
Inventories	2,525	2,169
Total current assets	590,297	126,728
Non-current assets
Vessels and drydock	498,639	395,412
Vessels under construction	261,580	50,251
Other assets	11,895	889
Total non-current assets	772,114	446,552
Total assets	$1,362,411	$573,280

Current liabilities
Bank loans	13,373	7,475
Accounts payable	12,868	11,387
Accrued expenses	12,384	3,057
Derivative financial instruments	738	844
Total current liabilities	39,363	22,763
Non-current liabilities
Bank loans	160,448	134,984
Derivative financial instruments	378	743
Total non-current liabilities	160,826	135,727
Total liabilities	200,189	158,490

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	1,658	650
Additional paid in capital	1,255,260	519,493
Treasury shares	(7,938)	(7,938)
Hedging reserve	(250)	(329)
Accumulated deficit	(86,508)	(97,086)
Total shareholders' equity	1,162,222	414,790
Total liabilities and shareholders' equity	$1,362,411	$573,280

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the six months ended June 30,
In thousands of U.S. dollars	2013	2012

Operating activities
Net income / (loss)	$10,576	$(9,145)
Loss from sale of vessels	-	4,525
Depreciation	10,288	6,824
Amortization of restricted stock	2,882	1,706
Amortization of deferred financing fees	536	627
Straight-line adjustment for charterhire expense	(118)	89
Unrealized gain on derivative financial instruments	(365)	-
	23,799	4,626
Changes in assets and liabilities:
Drydock payments	(1,381)	(119)
Increase in inventories	(356)	(561)
Increase in accounts receivable	(26,410)	(3,608)
(Increase)/decrease in prepaid expenses and other current assets	(3,146)	476
(Decrease)/increase in other assets	(394)	1,068
Increase in accounts payable	1,684	2,333
(Decrease)/increase in accrued expenses	(833)	1,111
	(30,836)	700
Net cash (outflow) / inflow from operating activities	(7,037)	5,326
Investing activities
Acquisition of vessels and payments for vessels under construction	(323,548)	(46,680)
Proceeds from disposal of vessels	-	52,236
Net cash (outflow) / inflow from investing activities	(323,548)	5,556
Financing activities
Bank loan repayment	(21,452)	(58,891)
Bank loan drawdown	52,050	25,708
Debt issuance costs	(439)	(2,097)
Gross proceeds from issuance of common stock	765,037	27,000
Equity issuance costs	(26,811)	(1,118)
Purchase of treasury shares	-	(2,000)
Dividends paid	(4,116)	-
Net cash inflow / (outflow) from financing activities	764,269	(11,398)
Increase in cash and cash equivalents	433,684	(516)
Cash and cash equivalents at January 1,	87,165	36,833
Cash and cash equivalents at June 30,	$520,849	$36,317

Supplemental information:
Interest paid	$2,885	$3,021

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and six months ended June 30, 2013 and 2012
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$11,655	$1,105	$24,706	$6,383

Average Daily Results
Time charter equivalent per day(2)	$15,444	$12,258	$15,943	$13,329
Vessel operating costs per day(3)	6,262	7,942	6,529	$8,042

Aframax/LR2
TCE per revenue day (2)	$12,681	$491	$14,680	$9,319
Vessel operating costs per day(3)	7,301	10,363	7,131	9,115

Panamax/LR1
TCE per revenue day (2)	$14,242	$15,591	$13,600	$15,138
Vessel operating costs per day(3)	6,553	7,496	7,264	8,042

MR
TCE per revenue day (2)	$17,840	$13,210	$18,000	$11,845
Vessel operating costs per day(3)	5,945	7,538	5,905	7,880

Handymax
TCE per revenue day (2)	$13,906	$10,968	$14,979	$13,605
Vessel operating costs per day(3)	6,211	8,340	6,453	7,766

Fleet data
Average number of owned vessels	14.69	9.55	13.73	10.71
Average number of time chartered-in vessels	21.19	8.25	19.02	7.18

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-	-	-

(1)	See Non-GAAP Measure section below
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of July 29, 2013

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	SMRP(4)	MR
9	STI Beryl	2013	52,000	-	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	-	Spot	MR
11	STI Larvotto	2013	52,000	-	Spot	MR
12	Noemi	2004	72,515	-	SPTP (2)	LR1
13	Senatore	2004	72,514	-	SPTP (2)	LR1
14	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
15	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
16	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
17	STI Spirit	2008	113,100	-	SLR2P (3)	LR2

	Total owned DWT		1,044,520

	Time Chartered-In vessels						Time Charter Info
	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (5)
18	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	14-Apr-14	(6)
19	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-14	(7)
20	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,800	14-Apr-14	(8)
21	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
22	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,600	04-Apr-14	(9)
23	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$12,800	17-Jul-14	(10)
24	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$12,800	15-Jul-14	(10)
25	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(11)
26	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(12)
27	Ugale	2007	49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14	(13)
28	Gan Triumph	2010	49,999	-	SMRP(4)	MR	$14,150	20-May-14
29	Nave Orion	2013	49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(14)
30	Freja Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(15)
31	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(16)
32	Usma	2007	52,684	1B	SMRP(4)	MR	$13,500	03-Jan-14	(17)
33	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(18)
34	King Douglas	2008	73,666		SPTP (2)	LR1	$14,000	26-Jul-14	(19)
35	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$12,500	16-Dec-13	(20)
36	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$12,800	09-Sep-13	(21)
37	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$14,750	02-Nov-13	(22)
38	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$15,000	09-Jan-14	(23)
39	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$16,500	11-Sep-14	(24)
40	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
41	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,250	31-Jan-14	(25)
42	Pink Stars	2010	115,592	-	SLR2P (3)	LR2	$16,125	10-Apr-14
43	Four Sky	2010	115,708	-	SLR2P (3)	LR2	$16,250	01-Sep-14	(26)
44	Orange Stars	2011	115,756	-	SLR2P (3)	LR2	$16,125	06-Apr-14

	Total time chartered-in DWT		1,838,744

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type
	Product tankers
45	Hull 2451	HMD	(27)	38,000	1A	Handymax
46	Hull 2452	HMD	(27)	38,000	1A	Handymax
47	Hull 2453	HMD	(27)	38,000	1A	Handymax
48	Hull 2454	HMD	(27)	38,000	1A	Handymax
49	Hull 2462	HMD	(27)	38,000	1A	Handymax
50	Hull 2463	HMD	(27)	38,000	1A	Handymax
51	Hull 2464	HMD	(27)	38,000	1A	Handymax
52	Hull 2465	HMD	(27)	38,000	1A	Handymax
53	Hull 2476	HMD	(27)	38,000	1A	Handymax
54	Hull 2477	HMD	(27)	38,000	1A	Handymax
55	Hull 2478	HMD	(27)	38,000	1A	Handymax
56	Hull 2479	HMD	(27)	38,000	1A	Handymax
57	Hull 2349	HMD	(27)	52,000		MR
58	Hull 2350	HMD	(27)	52,000		MR
59	Hull 2389	HMD	(27)	52,000		MR
60	Hull 2390	HMD	(27)	52,000		MR
61	Hull 2391	HMD	(27)	52,000		MR
62	Hull 2392	HMD	(27)	52,000		MR

63	Hull 2449	HMD	(27)	52,000	MR
64	Hull 2450	HMD	(27)	52,000	MR
65	Hull 2458	HMD	(27)	52,000	MR
66	Hull 2459	HMD	(27)	52,000	MR
67	Hull 2460	HMD	(27)	52,000	MR
68	Hull 2461	HMD	(27)	52,000	MR
69	Hull S1138	SPP	(28)	52,000	MR
70	Hull S1139	SPP	(28)	52,000	MR
71	Hull S1140	SPP	(28)	52,000	MR
72	Hull S1141	SPP	(28)	52,000	MR
73	Hull S1142	SPP	(28)	52,000	MR
74	Hull S1143	SPP	(28)	52,000	MR
75	Hull S1144	SPP	(28)	52,000	MR
76	Hull S1145	SPP	(28)	52,000	MR
77	Hull S1167	SPP	(28)	52,000	MR
78	Hull S1168	SPP	(28)	52,000	MR
79	Hull S1169	SPP	(28)	52,000	MR
80	Hull S1170	SPP	(28)	52,000	MR
81	Hull S703	HSHI	(29)	114,000	LR2
82	Hull S704	HSHI	(29)	114,000	LR2
83	Hull S705	HSHI	(29)	114,000	LR2
84	Hull S706	HSHI	(29)	114,000	LR2
85	Hull S709	HSHI	(29)	114,000	LR2
86	Hull S710	HSHI	(29)	114,000	LR2
87	Hull S715	HSHI	(29)	114,000	LR2
88	Hull S716	HSHI	(29)	114,000	LR2
89	Hull 5394	DSME	(30)	114,000	LR2
90	Hull 5395	DSME	(30)	114,000	LR2
91	Hull 5398	DSME	(30)	114,000	LR2
92	Hull 5399	DSME	(30)	114,000	LR2

	Total product tankers DWT			3,072,000

	Vessel Name	Yard		Vessel size (cbm)	Vessel type
	LPG Carriers
93	VLGC #1	DSME	(31)	84,000	VLGC
94	VLGC #2	DSME	(31)	84,000	VLGC
95	Hull S749	HSHI	(32)	84,000	VLGC
96	Hull S750	HSHI	(32)	84,000	VLGC
97	Hull S751	HSHI	(32)	84,000	VLGC

	Total LPG carriers (cbm)			420,000

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $14,000 per day.
(7)	We have extended the charter for an additional ten months at $12,800 per day beginning in July 2013. We have an option to extend the charter for an additional year at $13,650 per day.
(8)
We have extended the charter for an additional ten months at $12,800 per day beginning in June 2013.  We have an option to extend the charter for an additional year at $13,650 per day.  The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.

(9)	We have an option to extend the term of the charter for an additional year at $13,550 per day.
(10)	We entered into new charter agreements at $12,800 per day. We have options to extend the charters for an additional year at $13,550 per day.
(11)	We have an option to extend the charter for an additional year at $15,150 per day.

(12)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $15,000 per day.
(14)	We have an option to extend the charter for an additional year at $15,700 per day.
(15)	We have an option to extend the charter for an additional year at $16,000 per day.
(16)
The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)	We have an option to extend the charter for an additional year at $14,500 per day.
(18)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the owner whereby we split all of the vessel's profits above the daily base rate.

(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have an option to extend the charter for an additional six months at $14,250 per day.
(21)	We have also entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.
(22)	We have options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.
(23)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(24)	This vessel is expected to be delivered in early September 2013. We have an option to extend the charter for one year at $17,550 per day.
(25)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.
(26)	This vessel is expected to be delivered by the end of September 2013.
(27)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  Two vessels are expected to be delivered in the third quarter of 2013 and the remaining 22 vessels by the end of 2014.

(28)
These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ).  Eight vessels are expected to be delivered during the second, third and fourth quarters of 2014 and four in the first and second quarter of 2015.

(29)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.).  Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.

(30)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering).  Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

(31)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering).  One vessel is expected to be delivered in the second quarter and one in the fourth quarter of 2015.

(32)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.).  One vessel is expected to be delivered in the second quarter, one in the third quarter and one in the fourth quarter of 2015.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels and gas carriers.  The Company intends to acquire modern, high-quality tankers and gas carriers through timely and selective acquisitions.  The Company is currently concentrating on product or coated tankers and gas carriers because of the fundamentals of these segments, which the Company believes includes:

•	increasing demand for refined products and LPG;
•	increasing ton miles (distance between new refiners and areas of demand); and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On July 29, 2013, the Company’s board of directors declared a quarterly cash dividend of $0.035 per share, payable on September 25, 2013 to all shareholders as of September 10, 2013 (the record date). On June 25, 2013, the Company paid a quarterly cash dividend on its common stock of $0.025 per share to all shareholders as of June 11, 2013 (the record date).

Share Buyback Program

On July 9, 2010, the Company’s board of directors authorized a share buyback program of up to $20 million.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of July 29, 2013, the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

Non-GAAP Measures

This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.  These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)

	For the three months ended June 30,
	2013		2012
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income / (loss)	$3,968	$0.03	$(4,044)	$(0.10)
Adjustments:
Loss from sale of vessels	-	0.00	31	0.00
Unrealized gain on derivative financial instruments	(323)	(0.00)	-	0.00
Total adjustments	(323)	(0.00)	31	0.00
Adjusted net income/ (loss)	$3,645	$0.03	$(4,013)	$(0.10)

	For the six months ended June 30,
	2013		2012
	Amount	Per share	Amount	Per share
Net income / (loss)	$10,576	$0.09	$(9,145)	$(0.23)
Adjustments:
Loss from sale of vessels	-	0.00	4,525	0.11
Unrealized gain on derivative financial instruments	(365)	(0.00)	-	0.00
Total adjustments	(365)	(0.00)	4,525	0.11
Adjusted net income/ (loss)	$10,211	$0.09	$(4,620)	$(0.12)

Adjusted EBITDA

	For the three months ended June 30,		For the six months ended June 30,
In thousands of U.S. dollars	2013	2012	2013	2012
Net income / (loss)	$3,968	$(4,044)	$10,576	$(9,145)
Financial expenses	476	1,049	1,875	2,475
Unrealized gain on derivative financial instruments	(323)	-	(365)	-
Financial income	(369)	(1)	(550)	(2)
Depreciation	5,521	3,178	10,288	6,824
Amortization of restricted stock	2,382	892	2,882	1,706
Loss from sale of vessels	-	31	-	4,525
Adjusted EBITDA	$11,655	$1,105	$24,706	$6,383

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 17 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, ten MR tankers, and one post-Panamax tanker) with an average age of 4.1 years, time charters-in 27 product tankers (eight LR2, four LR1, eight MR and seven Handymax tankers), and has contracted for 53 newbuilding vessels (24 MR, 12 LR2, and 12 Handymax ice class-1A product tankers, and 5 Very Large Gas Carriers), two of which are expected to be delivered to the Company by September 2013, 38 within 2014 and the remaining 13 by the end of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616